SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

BOOKS-A-MILLION, INC.

(NAME OF THE ISSUER)

Books-A-Million, Inc.

Anderson BAMM Holdings, LLC

Clyde B. Anderson

Terrence C. Anderson

Charles C. Anderson

Hilda B. Anderson

Joel R. Anderson

Charles C. Anderson, Jr.

Charles C. Anderson, III

Harold M. Anderson

Hayley Anderson Milam

Kayrita M. Anderson

Ashley Ruth Anderson

The Ashley Anderson Trust

Terrance G. Finley

R. Todd Noden

James F. Turner

Lauren A. Anderson Irrevocable Trust

Olivia Barbour Anderson 1995 Trust

Alexandra Ruth Anderson Irrevocable Trust

First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III

First Anderson Grandchildren’s Trust FBO Hayley E. Anderson

First Anderson Grandchildren’s Trust FBO Lauren A. Anderson

Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson

Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson

Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson

Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson

Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson

The Charles C. Anderson Family Foundation

The Joel R. Anderson Family Foundation

The Clyde and Summer Anderson Foundation

Family Acquisition Holdings, Inc.

Family Merger Sub, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

098570-10-4 (Common Stock)

(CUSIP Number of Class of Securities)

Books-A-Million, Inc.

Attn: Catherine Hogewood

402 Industrial Lane

Birmingham, AL 35211

(205) 942-3737

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Mary Ann Todd

Munger, Tolles & Olson LLP

355 South Grand Avenue

Los Angeles, CA 90071

(213) 683-9100

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

$50,079,614	$5,819.26

*	In accordance with Exchange Act Rule 0-11(c), the filing fee of $5,819.26 was determined by multiplying by multiplying .0001162 by the aggregate Merger Consideration of $50,079,614. The aggregate Merger Consideration was calculated based on the sum of 15,409,112 outstanding shares of Common Stock as of August 1, 2015 to be acquired pursuant to the Merger multiplied by the $3.25 per share Merger Consideration.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,819.26	Filing Party: Books-A-Million, Inc.
Form or Registration No.: Schedule 14A	Date Filed: August 21, 2015

Introduction

This Amendment No. 4 to the Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Amended Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) as a final amendment pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Books-A-Million, Inc. (the “Company”), a Delaware corporation and the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Family Acquisition Holdings, Inc. (“Parent”) a Delaware corporation; (iii) Family Merger Sub, Inc. (“Sub”), a Delaware corporation and wholly owned subsidiary of Parent; (iv) Clyde B. Anderson, the Chairman of the board of directors of the Company; (v) Terrence C. Anderson a director of the Company; (vi) Anderson BAMM Holdings, LLC, a Delaware limited liability company; (vii) Charles C. Anderson; (viii) Hilda B. Anderson; (iv) Joel R. Anderson; (x) Charles C. Anderson, Jr.; (xi) Harold M. Anderson; (xii) Hayley Anderson Milam; (xiii) Ashley Ruth Anderson; (xiv) The Ashley Anderson Trust; (xv) Lauren A. Anderson Irrevocable Trust; (xvi) Olivia Barbour Anderson 1995 Trust; (xvii) Alexandra Ruth Anderson Irrevocable Trust; (xviii) First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III; (xix) First Anderson Grandchildren’s Trust FBO Hayley E. Anderson; (xx) First Anderson Grandchildren’s Trust FBO Lauren A. Anderson; (xxi) Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson; (xxii) Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson; (xxiii) Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson; (xxiv) Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson; (xxv) Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson; (xxvi) The Charles C. Anderson Family Foundation; (xxvii) The Joel R. Anderson Family Foundation; (xxviii) The Clyde and Summer Anderson Foundation; (xxix) Kayrita M. Anderson; (xxx) Charles C. Anderson, III (xxxi) Terrance G. Finley, the Chief Executive Officer and President of the Company; (xxxii) R. Todd Noden, the Chief Financial Officer of the Company; and (xxxiii) James F. Turner, Executive Vice President/Real Estate and Business Development of the Company ((iv)–(xxxiii), collectively, the “Purchaser Group”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This final amendment is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934 to report that the Rule 13E-3 transaction was completed on December 10, 2015.

All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Amended Transaction Statement, as amended to date.

All information concerning the Company contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

Item 15.	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On December 8, 2015, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve a proposal to adopt the Agreement and Plan of Merger, dated as of July 13, 2015, by and among the Company, Parent and Sub (the “Merger Agreement”) by the affirmative vote (in person or by proxy) of the holders of (a) a majority of the aggregate voting power of the issued and outstanding shares of Common Stock and (b) a majority of the outstanding shares of Common Stock not beneficially owned by Parent, Sub, the Purchaser Group or any officer of the Company (determined in accordance with Section 16(a) of the Exchange Act).

On December 10, 2015, the Company filed a Certificate of Merger with the Secretary of State of Delaware, pursuant to which Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, (a) each issued and outstanding share of Common Stock immediately prior to the effective time of the Merger (other than shares owned by the Company, Parent, Sub and holders who are entitled to and properly exercised dissenters’ rights under Delaware law) was converted into the right to receive $3.25 per share, in cash, without interest, less any applicable withholding taxes, and (b) the separate corporate existence of Sub ceased.

As a result of the Merger, the Common Stock has ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) as of the close of trading on December 10, 2015 and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act. Accordingly, the Company has requested that NASDAQ file an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ and the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend its reporting obligations under the Exchange Act.

In addition, on December 10, 2015, the Company issued a press release announcing the consummation of the Merger and such press release is filed as Exhibit (a)(7) hereto.

Item 16.	Exhibits

(a) (1) Definitive Proxy Statement of Books-A-Million, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on October 23, 2015, and incorporated herein by reference (the “Proxy Statement”)).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated July 13, 2015 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed July 13, 2015 and incorporated herein by reference).

(a) (6) Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated July 13, 2015 and incorporated herein by reference).

(a) (7) Press Release dated December 10, 2015 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 10, 2015 and incorporated herein by reference).

(b) (1) Credit Agreement dated as of March 21, 2011, among the Company, as Lead Borrower, the other borrowers party thereto, the guarantors party thereto from time to time, the lenders party thereto, Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, Regions Bank, as Documentation Agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 21, 2011 and incorporated herein by reference).

(b) (2) Amended and Restated Credit Agreement dated as of June 28, 2013, among the Company, as Lead Borrower, the other borrowers party thereto, the guarantors party thereto from time to time, the lenders party thereto, Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, Regions Bank, as Documentation Agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2013 and incorporated herein by reference).

(b) (3) Security Agreement dated as of March 21, 2011, among the Company, certain other subsidiaries of the Company identified therein and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 21, 2011 and incorporated herein by reference).

(c) (1) Opinion of Houlihan Lokey Capital, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) *Discussion Materials, dated April 15, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee.

(c) (3) *Discussion Materials, dated April 29, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee.

(c) (4) *Presentation, dated July 13, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee.

(c) (5) ***Valuation Report, Renaissance City Center, dated May 29, 2013.

(c) (6) ***Appraisal of the Value of Retail Buildings & Land Located at 1920 Skibo Road in Fayetteville, NC, dated February 24, 2014.

(c) (7) ***Valuation Report, Magnolia City Place, dated March 5, 2014.

(c) (8) ***Appraisal Report, Mandarin South Shopping Center, dated September 16, 2014.

(d) (1) Agreement and Plan of Merger, dated July 13, 2015, among the Company, Family Acquisition Holdings, Inc. and Family Merger Sub, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2) Voting Agreement, dated as of July 13, 2015, by and among the Company, Family Acquisition Holdings, Inc. and the shareholders listed on the signature pages thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed July 13, 2015 and incorporated herein by reference).

(d) (3) Rollover Letter, dated July 13, 2015, between Parent and the Filing Persons listed on Schedule A thereto (filed as Exhibit 19 to the Schedule 13D/A filed by Anderson BAMM Holdings, LLC on July 13, 2015 and incorporated herein by reference).

(d) (4) Form of Management Rollover Letter (filed as Exhibit 23 to the Schedule 13D/A filed by Anderson BAMM Holdings, LLC on August 18, 2015 and incorporated herein by reference).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(24)	**Power of Attorney

*	Previously filed as an exhibit to the Transaction Statement filed on August 21, 2015.
*	Previously filed as an exhibit to the Transaction Statement filed on August 21, 2015.
*	Previously filed as an exhibit to the Transaction Statement filed on August 21, 2015.
**	Previously filed as an exhibit to Amendment No. 1 to the Transaction Statement filed on September 29, 2015.
***	Previously filed as an exhibit to Amendment No. 2 to the Transaction Statement filed on October 21, 2015.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 10, 2015

BOOKS-A-MILLION, INC.

By:	/s/ Terrance G. Finley
Name:	Terrance G. Finley
Title:	President and Chief Executive Officer

FAMILY ACQUISITION HOLDINGS, INC.

By:	/s/ Clyde B. Anderson
Name:	Clyde B. Anderson
Title:	President

FAMILY MERGER SUB, INC.

By:	/s/ Clyde B. Anderson
Name:	Clyde B. Anderson
Title:	President

ANDERSON BAMM HOLDINGS, LLC

By:	*
Name:	Charles C. Anderson
Title:	Director

*
Charles C. Anderson

*
Hilda B. Anderson

*
Joel R. Anderson

*
Charles C. Anderson, Jr.

*
Charles C. Anderson, III

*
Terrence C. Anderson

/s/ Clyde B. Anderson
Clyde B. Anderson

*
Harold M. Anderson

*
Hayley Anderson Milam

*
Ashley Ruth Anderson

*
Kayrita M. Anderson

/s/ Terrance G. Finley
Terrance G. Finley

/s/ R. Todd Noden
R. Todd Noden

/s/ James F. Turner
James F. Turner

THE ASHLEY ANDERSON TRUST

By:	*
Name:	Cumberland Trust Investment Company
Title:	Trustee

LAUREN A. ANDERSON IRREVOCABLE TRUST

By:	*
Name:	Martin R. Abroms
Title:	Trustee

OLIVIA BARBOUR ANDERSON 1995 TRUST

By:	*
Name:	Terrence C. Anderson
Title:	Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

By:	*
Name:	Charles C. Anderson
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

THE CHARLES C. ANDERSON FAMILY FOUNDATION

By:	*
Name:	Charles C. Anderson
Title:	Chairman

THE JOEL R. ANDERSON FAMILY FOUNDATION

By:	*
Name:	Joel R. Anderson
Title:	Chairman

THE CLYDE AND SUMMER ANDERSON FOUNDATION

By:	/s/ Clyde B. Anderson
Name:	Clyde B. Anderson
Title:	Chairman

As attorney-in-fact*

/s/ Clyde B. Anderson
Clyde B. Anderson